Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement on Form S-3 to be filed on January 26, 2007 and related Prospectus of SI International, Inc. for the registration of its common stock and to the incorporation by reference therein of our reports dated March 3, 2006, with respect to the consolidated financial statements and schedule of SI International, Inc., SI International Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SI International, Inc. included in its Annual Report (Form 10-K/A) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
 January 24, 2007